Exhibit 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2020 and 2019

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$38,795	$36,970
Restricted cash	103	115
Trade and other receivables (note 4)	14,787	21,756
Inventories (note 5)	29,296	35,120
Reimbursement rights	5,378	6,465
Derivative assets (note 9)	701	3,454
Other current assets	4,232	1,461
	93,292	105,341
Restricted cash	923	927
Other receivables (note 4)	8,559	10,155
Reimbursement rights	5,928	4,705
Mineral properties, plant and equipment (note 6)	114,746	133,810
Exploration and evaluation assets	14,898	15,659
Deferred tax assets	245	145
	$238,591	$270,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 7)	$46,628	$49,533
Current portion of borrowings (note 8)	38,784	38,066
Reclamation and remediation provisions - current	3,635	4,927
Derivative liabilities (note 9)	20,489	—
	109,536	92,526
Other liabilities (note 7)	12,145	17,078
Borrowings (note 8)	11,635	4,627
Reclamation and remediation provisions	45,682	50,647
Deferred tax liabilities	4,408	5,365
	183,406	170,243
Shareholders’ equity:
Share capital	252,193	252,186
Reserves	12,563	17,420
Deficit	(209,571)	(169,107)
	55,185	100,499
	$238,591	$270,742

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 15)

1

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2020 and 2019 (Unaudited)

	Three months ended March 31,
	2020	2019
Revenue (note 12)	$48,050	$16,694

Cost of sales
Production costs	33,802	13,203
Amortization and depletion	8,231	1,905
Share-based compensation	47	69
	42,080	15,177

Mine operating earnings	5,970	1,517

General and administrative expenses
Administrative expenses	3,379	1,896
Amortization and depletion	112	93
Share-based compensation	103	516
	3,594	2,505

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	2,881	2,355
Mine development costs	564	445
Change in reclamation and remediation provision	24	(19)
Share-based compensation	26	(22)
	3,495	2,759

Impairment of goodwill (note 13)	—	38,682

Business acquisition costs	—	2,620

Care and maintenance costs	229	148

Finance and other income (expense)
Interest income	105	414
Finance costs	(788)	(434)
Accretion expense	(837)	(503)
Gain (loss) on derivative instruments (note 9)	(26,045)	—
Foreign exchange loss (note 14)	(10,768)	(1,718)
Other expense	(815)	(346)
	(39,148)	(2,587)

Loss before income taxes	(40,496)	(47,784)

Income tax expense (recovery)	(32)	242

Net loss for the period	$(40,464)	$(48,026)

Loss per share - basic and diluted (note 11(a))	$(0.13)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

2

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2020 and 2019 (Unaudited)

	Three months ended March 31,
	2020	2019

Net loss for the period	$(40,464)	$(48,026)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(5,032)	(5,724)
Change in fair value of financial assets designated as fair value through OCI, net of tax	1	1
	(5,031)	(5,723)

Total comprehensive loss for the period	$(45,495)	$(53,749)

The accompanying notes are an integral part of these consolidated financial statements.

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2020 and 2019 (Unaudited)

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total share- holder's equity
Balance, January 1, 2019	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656
Shares and warrants issued pursuant to the acquisition of Beadell Resources Limited	103,593	93,235	2,646	—	—	2,646	—	95,881
Share options exercised	820	652	(194)	—	—	(194)	—	458
Restricted and deferred share units settled	120	115	—	—	—	—	—	115
Share-based compensation	—	—	563	—	—	563	—	563
Comprehensive income (loss)	—	—	—	(5,724)	1	(5,723)	(48,026)	(53,749)
Balance, March 31, 2019	273,698	$224,914	$19,848	$(2,546)	$(181)	$17,121	$(126,111)	$115,924

Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Share options exercised	11	7	(2)	—	—	(2)	—	5
Share-based compensation	—	—	176	—	—	176	—	176
Comprehensive income (loss)	—	—	—	(5,032)	1	(5,031)	(40,464)	(45,495)
Balance, March 31, 2020	311,952	$252,193	$20,749	$(8,004)	$(182)	$12,563	$(209,571)	$55,185

The accompanying notes are an integral part of these consolidated financial statements.

4

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2020 and 2019 (Unaudited)

	Three months ended March 31,
	2020	2019
Cash flows from operating activities:
Net loss for the period	$(40,464)	$(48,026)
Items not involving cash:
Amortization and depletion	8,343	1,998
Impairment of goodwill	—	38,682
Change in reclamation and remediation provision	24	(19)
Finance costs	788	434
Unrealized loss on derivative liabilities	23,611	—
Unrealized foreign exchange loss	9,129	1,187
Income tax expense (recovery)	(32)	242
Share-based compensation	176	563
Other non-cash items (note 17(a))	732	93
Interest received	105	276
Interest paid	(781)	(345)
Income taxes paid	(737)	(304)
	894	(5,219)
Changes in non-cash working capital:
Trade and other receivables	2,036	1,335
Inventories	(53)	(2,828)
Other current assets	(2,959)	1,026
Trade payables and accrued liabilities	11,840	(2,796)
Net cash provided by (used in) operating activities	11,758	(8,482)

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	7	(863)
Cash received on Acquisition of Beadell	—	1,441
Redemptions of (investments in) short-term deposits and restricted cash, net	—	19,307
Repayment received prior to Acquisition on loan advanced to Beadell	—	3,069
Advances to Beadell prior to Acquisition	—	(354)
Additions to mineral properties, plant and equipment	(16,432)	(4,154)
Net cash provided by (used in) investing activities	(16,425)	18,446

Cash flows from financing activities:
Payment of lease liabilities	(1,641)	(458)
Proceeds from borrowings	17,350	1,510
Repayment of borrowings	(7,642)	(1,423)
Proceeds from exercise of share options	5	458
Net cash from financing activities	8,072	87

Effect of foreign currency translation on cash and cash equivalents	(1,580)	34

Increase in cash and cash equivalents	1,825	10,085
Cash and cash equivalents, beginning of period	36,970	24,524
Cash and cash equivalents, end of period	$38,795	$34,609

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of these consolidated financial statements.

5

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

1.	Nature of operations

Great Panther Mining Limited (the “Company” or “Great Panther”) is a public company which is listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

On March 5, 2019, the Company changed its name from Great Panther Silver Limited to Great Panther Mining Limited following the completion of the acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company that was listed on the Australian Securities Exchange and operated the wholly-owned Tucano Gold Mine (“Tucano”) in Amapá state, northern Brazil.

Additionally, the Company has two wholly-owned mining operations in Mexico: the Topia mine (“Topia”), and the Guanajuato Mine Complex (“the GMC”) which comprises the Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico.

The Company also wholly-owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility, located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company filed a positive Preliminary Economic Assessment on Coricancha in May 2018, and in July 2018 commenced a trial stope and bulk sample program (the “BSP”) to further de-risk the project. The BSP was completed in June 2019.

The Company also owns several exploration properties: El Horcón, Santa Rosa, and Plomo in Mexico; and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Company has been deferring certain discretionary spending and undertaking cost reduction measures to minimize cash outflow requirements anticipated under the current business plan. In particular, this includes the date of the expected restart of Coricancha. The Company has also taken certain steps to improve its liquidity and working capital position, including:

•	On July 9, 2019, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. and Eight Capital (the “ATM Agreement”) under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25,000 (the “ATM Facility”). To date, the Company has not issued any shares under the ATM Facility.
•

On January 6, 2020, the Company entered into a $11,250 loan and gold doré prepayment agreement with Samsung C&T U.K. Ltd. (“Samsung”) (note 8(b)) which includes the requirement to deliver and sell approximately 3,000 ounces of gold contained in doré per month over a 2-year period from Tucano to Samsung. Samsung advanced the $11,250 prepayment to Great Panther on February 4, 2020.

•	On March 11, 2020, the Company received a loan from Banco Bradesco (“Bradesco”) in the amount of $10,000, with net loan proceeds of $2,500 as $7,500 is required to be retained as cash collateral. The loan matures on February 24, 2023, and is required to be repaid in nine quarterly repayments of $1,111 commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $278 commencing March 5, 2021. The loan principal of $10,000 bears interest at 3.70% per annum, and the cash collateral of $7,500 bears interest from 1.97% to 2.40% per annum.

6

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

The Company expects to generate positive cash flow from its mining operations in 2020. Based on the Company’s asset base and liquidity at the date of these consolidated financial statements and the funds it expects to generate from operations and financing activities, inclusive of the Samsung loan, Bradesco facility and the ATM Facility, the Company expects it will have adequate resources to meet scheduled debt repayment and other commitments and obligations over the next twelve months to April 1, 2021. The Company’s ability to continue as a going concern in the longer term is dependent on the successful execution of its business plan including extending the life of its mines and ultimately generating net income and positive cash flow from mining operations.

The Company is closely monitoring the developments of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.

The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement measures in an attempt to curb the spread of COVID-19. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19, and to assess and mitigate the risks to the business operations continually.

The Company has implemented a COVID-19 response plan that includes protocols to safeguard against the spread of the virus at its offices and sites. It is also maintaining regular communications with legal and government representatives, suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Broader government measures to limit the spread of COVID-19 have not impacted Tucano in Brazil which continues to be operational. In Mexico, an orderly and safe suspension of mining and processing activities at the Guanajuato Mine Complex and the Topia mine began on April 2, 2020. The temporary suspension complies with the directive of the Mexican Federal Government announced on March 31, 2020, to mitigate the spread of COVID-19 suspending all non-essential activities until April 30, and subsequently to May 30, 2020. The latest directive provides for a potential re-start of operations following May 18, 2020, for operations located in municipalities exhibiting low, or no, cases of COVID-19. The Company will continue to comply with the directive and will evaluate and seek the opportunity to qualify for the noted exemption.

Although there have not been any significant impacts to the Company’s operations at Tucano to date, the Company cannot provide assurance that there will not be disruptions to these operations in the future. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies and the provision of services from third parties upon which the Company relies, (iv) restrictions that governments impose to address the COVID-19 outbreak, (v) disruptions in transportation services that could impact the Company’s ability to deliver gold doré to refineries, and (vi) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others. An escalation of government restrictions in response to COVID-19 Brazil could result in shutdowns or curtailment of operations with consequential impact to the Company’s cash flows, working capital and the ability of the Company to make scheduled debt repayments.

There is no assurance that mining activities at Tucano will not have to cease at some point during 2020 as a result of government orders directed at controlling the COVID-19 pandemic. Any cessation of operations resulting from government order could have a material adverse impact on 2020 revenues from Tucano. In addition, our ability to carry out our planned near mine and regional exploration plans at Tucano may be delayed which may in turn delay the expansion of our mineral resource base. There is no assurance that exploration and development activities relating to Urucum underground mine will not have to cease at some point during 2020 as a result of government orders directed at controlling the COVID-19 pandemic.

7

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2019 (“last annual financial statements”). The accounting policies and critical estimates applied by the Company in these consolidated financial statements are the same as those applied in the last annual financial statements, except for the accounting standards newly adopted on January 1, 2020, as described in note 3(a) below. These consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last annual financial statements.

These consolidated financial statements were approved by the Company’s Board of Directors (“Board”) on
May 7, 2020.

(a)	Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

3.	Accounting standards issued and adopted on January 1, 2020
(a)	IFRS 3, Business Combinations

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 - Business Combinations (“IFRS 3”).  The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 2020.  The modifications are intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition.

Effective January 1, 2020, the Company adopted the new IFRS 3 accounting standard and will apply it prospectively. Under this approach, there is no material impact on the Company’s consolidated financial statements and the comparatives remain as previously reported.

8

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

4.	Trade and other receivables

	March 31, 2020	December 31, 2019
Current
Trade receivables	$1,627	$4,605
Value added tax receivable	3,546	4,894
PIS / COFINS - Brazil (a)	8,443	10,889
Judicial deposits - Brazil	302	389
Other	869	979
	14,787	21,756
Non-Current
PIS / COFINS - Brazil (a)	7,652	8,988
Income taxes recoverable - Brazil	893	1,152
Other	14	15
	$8,559	$10,155

(a)	PIS/ COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazil federal input taxes that applies to all companies in the private sector. The PIS is a mandatory employer contribution to an employee savings initiative and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on gross revenues monthly. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes, however the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all of its PIS/COFINS assets, the Company expects that PIS/COFINS assets will be recovered through the Company generating future Brazilian federal tax liabilities, which can be offset against the Company’s PIS/COFINS assets if the Company elects to do so.

9

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

5.	Inventories

	March 31, 2020	December 31, 2019
Concentrate	$713	$968
Ore stockpiles	9,219	15,417
Materials and supplies	13,492	15,400
Gold in circuit	831	902
Gold bullion	5,039	2,430
Silver bullion	2	3
	$29,296	$35,120

During the three months ended March 31, 2020, the amount of inventory recognized as cost of sales was $32,885 (three months ended March 31, 2019 - $10,325), which includes production costs and amortization and depletion directly attributable to the inventory production process.

6.	Mineral properties, plant and equipment
	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Total
Cost
Balance, January 1, 2020	$58,237	$43,186	$90,894	$15,028	$5,597	$22,685	$235,627
Additions	13,563	—	2,649	188	32	43	16,475
Change in remediation provision	620	—	579	—	—	—	1,199
Disposals	—	—	—	—	—	—	—
Foreign exchange translation difference	(6,820)	(9,330)	(12,161)	(2,895)	(139)	(4,706)	(36,051)
Balance, March 31, 2020	$65,600	$33,856	$81,961	$12,321	$5,490	$18,022	$217,250

Accumulated depreciation
Balance, January 1, 2020	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	2,539	—	4,009	995	118	1,270	8,931
Disposals	—	—	—	—	—	—	—
Foreign exchange translation difference	(1,621)	—	(3,666)	(1,021)	(67)	(1,869)	(8,244)
Balance, March 31, 2020	$39,882	$—	$45,112	$5,700	$4,600	$7,210	$102,504

Carrying value, March 31, 2020	$25,718	$33,856	$36,849	$6,621	$890	$10,812	$114,746

10

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2019	$36,066	$—	$35,184	$2,573	$4,987	$1,150	$79,960
Acquisition of Beadell	3,676	46,608	50,061	12,810	500	18,397	132,052
Additions	16,346	—	8,922	458	184	4,498	30,408
Change in remediation provision	2,996	—	30	—	—	—	3,026
Disposals	—	—	(185)	(3)	(44)	(33)	(265)
Foreign exchange translation difference	(847)	(3,422)	(3,118)	(810)	(30)	(1,327)	(9,554)
Balance, December 31, 2019	$58,237	$43,186	$90,894	$15,028	$5,597	$22,685	$235,627

Accumulated depreciation
Balance, January 1, 2019	$32,051	$—	$27,593	$1,653	$4,121	$—	$65,418
Amortization and depletion	6,820	—	17,434	4,095	464	7,878	36,691
Disposals	—	—	(185)	—	(41)	(6)	(232)
Foreign exchange translation difference	93	—	(73)	(22)	5	(63)	(60)
Balance, December 31, 2019	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817

Carrying value, December 31, 2019	$19,273	$43,186	$46,125	$9,302	$1,048	$14,876	$133,810

(a)	Leases

Right-of-use assets

	Mining equipment	Power generators	Vehicles	Office space	Land easements	Total
Balance, January 1, 2020	$7,376	$5,035	$1,095	$658	$712	$14,876
Additions	—	—	—	43	—	43
Amortization and depletion	(719)	(362)	(87)	(67)	(34)	(1,270)
Foreign exchange translation difference	(1,550)	(1,056)	(230)	(2)	—	(2,837)
Balance, March 31, 2020	$5,107	$3,617	$778	$632	$678	$10,812

11

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

	Mining equipment	Power generators	Vehicles	Office space	Communication equipment	Land easements	Total
Balance, January 1, 2019	$—	$—	$—	$881	$—	$269	$1,150
Acquisition of Beadell	8,402	7,732	1,923	65	275	—	18,397
Additions	3,853	57	—	—	—	588	4,498
Disposals	—	—	—	—	(27)	—	(27)
Amortization and depletion	(4,244)	(2,264)	(707)	(284)	(234)	(145)	(7,878)
Foreign exchange translation difference	(635)	(490)	(121)	(4)	(14)	—	(1,264)
Balance, December 31, 2019	$7,376	$5,035	$1,095	$658	$—	$712	$14,876

Lease liabilities

	March 31, 2020	December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$ 5,407	$ 6,707
One to five years	9,044	12,558
More than five years	117	123
Total undiscounted lease liabilities	14,568	19,388
Lease liabilities in the Consolidated Statement of Financial Position	12,997	17,986
Current (included in Trade payables and accrued liabilities (note 7)	4,456	5,499
Non-current (included in Other liabilities)	$ 8,541	$ 12,487

Amount recognized in the Consolidated Statement of Comprehensive Income

	Three months ended March 31,
	2020	2019
Interest on lease liabilities	$352	$160
Variable lease payments not included in the measurement of lease liabilities	14,399	3,836
Expenses relating to short-term leases	4,588	2,809
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	4	2

The expenses relating to short-term leases include payments related to mining services contracts and haulage contracts that have terms less than one year of $3,139 (three months ended March 31, 2019 - $2,783), which represent the total payments made as the Company has determined that it is impractical to separate the lease component from the non-lease components in the total payments.

12

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

7.	Trade payables and accrued liabilities
	March 31, 2020	December 31, 2019
Current
Trade payables	$30,525	$27,311
Accrued liabilities	9,182	13,181
Taxes payable	248	499
Lease liabilities	4,456	5,499
Other payables	2,217	3,043
	46,628	49,533
Non-Current
Lease liabilities	8,541	12,487
Accrued liabilities	3,604	4,591
	$12,145	$17,078

8.	Borrowings
	MACA Limited loan	Unsecured bank facilities	Bank overdraft	IXM Note	Banco Bradesco	Samsung	Total
Balance, January 1, 2020	$16,060	$16,034	$589	$10,010	$—	$—	$42,693
Borrowings	—	3,600	—	—	2,500	11,250	17,350
Interest accrued	173	213	—	175	22	118	701
Principal repayments	(3,321)	(3,700)	(621)	—	—	—	(7,642)
Interest payments	(222)	(200)	—	—	—	(103)	(525)
Foreign exchange	(2,190)	—	32	—	—	—	(2,158)
Balance, March 31, 2020	$10,500	$15,947	$—	$10,185	$2,522	$11,265	$50,419
Current	$9,121	$15,947	$—	$10,185	$300	$3,231	$38,784
Non-current	$1,379	$—	$—	$—	$2,222	$8,034	$11,635

Note					(a)	(b)
Currency	AUD	USD	USD	USD	USD	USD
Nominal interest rate	5.5%	5.5%	13.7%	3-month LIBOR plus 5%	3.7%	3-month LIBOR plus 5%
Year of maturity	2019 - 2021	2020	2020	2020	2023	2022

13

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

(a)	Banco Bradesco (“Bradesco”)

On March 11, 2020, the Company received a loan from Bradesco in the amount of $10,000, with net loan proceeds of $2,500 as $7,500 is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1,111 commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $278 commencing March 5, 2021. The loan principal of $10,000 bears interest at 3.70% per annum, and the cash collateral of $7,500 bears interest from 1.97% to 2.40% per annum. The cash collateral of $7,500 has been netted against the $10,000 borrowings at March 31, 2020.

(b)	Samsung

On January 6, 2020, the Company entered into a $11,250 gold doré prepayment agreement with Samsung. In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11,250 (the "Advance") to Great Panther. Gold deliveries will be sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $804 commencing December 2020 until January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary that owns Tucano. Great Panther has a full option for early re-payment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung a right of offer for concentrates produced from Coricancha in certain circumstances. The transaction was completed on Feb 4, 2020 upon the funding of the Advance.

9.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Brazilian real (“BRL”) and Mexican peso (“MXN”), while revenues from the sale of refined gold and metal concentrates are denominated in USD. The fluctuation of the USD in relation to the BRL and MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the BRL and MXN exchange rate, the Company enters into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates.

As at March 31, 2020, non-deliverable forward foreign exchange contracts for BRL against USD totaling BRL 469,070 (December 31, 2019 - BRL 418,238) at various pre-determined rates ranging from BRL 4.11/USD to BRL 4.45/USD, at various maturity dates until February 2021, were outstanding. The fair value of these outstanding non-deliverable forward foreign exchange contracts resulted in a liability of $20,489 at March 31, 2020 (December 31, 2019 - asset of $3,454). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity.

The objective of the Company’s BRL/USD hedging strategy was to lock-in the exchange rate for a projected $120 million in BRL denominated operating and capital expenditures to February 2021 through forward exchange contracts at various pre-determined rates to reduce exposure to any appreciation in the BRL which was at or near record lows relative to the USD at the time the contracts were entered into, and gain better certainty with regard to the Company’s projected operating cash-flows for Tucano.

A weakening in the BRL such that spot rates were above the contract rates would result in a realized loss to the Company to close out the foreign exchange contracts or the recognition of an unrealized, mark-to-market loss on contracts that were still subject to settlement. This result would effectively offset the benefit to the Company of any decline in Tucano USD operating costs resulting from a weakened BRL in the amount of the notional value of the contracts. These contracts represent approximately 85% of the Company’s projected BRL expenditures for Tucano from April 2020 to February 2021 and, accordingly, approximately 15% of the Company’s BRL expenditures remain unhedged and the Company will realize a net benefit from a weaker BRL to the extent these unhedged expenditures are incurred.

14

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

To the extent that the March 31, 2020 BRL/USD spot market exchange rate was greater than the contract exchange rates, the Company recorded a liability as of March 31, 2020. This liability represents the payment that Great Panther will have to pay out under these agreements through to February 2021 assuming a constant March 31 BRL/USD spot market exchange rate and is discounted to reflect the time-value-of-money.

To the extent that the BRL strengthens against the USD during this period, the payouts required under these forward contracts will be reduced, but any reduction will be offset by increases in the hedged portion of operating costs in USD.

The forward contracts are settled on each maturity date irrespective of the existence of BRL operating expenses and, accordingly, in the event that operations at Tucano are curtailed or shutdown during the period to February 2021, the counterparties to the contract will be entitled to receive or will have an obligation to pay the settlement amount. With respect to the unhedged portion of the Company’s BRL requirements for Tucano, these costs are fully exposed to fluctuations in the BRL/USD exchange rate, with a weakening in the BRL decreasing USD operating costs and strengthening in the BRL increasing USD operating costs.

To manage the Company’s exposure to decreases in the gold price, the Company purchased put options for gold at various cost per gold ounce and maturity dates.

As at March 31, 2020, put options for gold totaling 36,000 ounces at $1,500 per gold ounce (December 31, 2019 – nil) that mature from April 2020 to July 2020 were outstanding. The fair value of these gold put options resulted in an asset of $701 at March 31, 2020 (December 31, 2019 - $nil).

10.	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of the quotational period. The Company marks these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange.
Derivative instruments	The Company's derivative assets and derivative liabilities are comprised of forward foreign exchange contracts and put options for gold. The fair value of the Company's forward exchange contracts and put options for gold are determined using forward exchange rates and forward gold prices, respectively, at each reporting date.
Borrowings	The Company’s borrowings are comprised of long-term loans, convertible debentures and debt facilities. Borrowings are initially recognized at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortized cost using the effective interest rate method.

15

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

During the three months ended March 31, 2020 and 2019, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, marketable securities, trade receivables, restricted cash, trade payables, borrowings and derivative instruments. The carrying values of the Company’s financial instruments approximate their fair values due to the short-term nature of the items or the inclusion of interest rates that approximate market rates.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

The following table summarizes the Company’s financial instruments as at March 31, 2020:

	Fair value through OCI	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$—	$—	$38,795	$38,795	n/a
Marketable securities	1	—	—	1	Level 1
Trade receivables	—	—	1,627	1,627	Level 2
Derivative assets	—	701	—	701	Level 2
Restricted cash	—	—	1,026	1,026	n/a

Financial Liabilities
Trade payables and accrued liabilities	$—	$—	$43,311	$43,311	n/a
Derivative liabilities	—	20,489	—	20,489	Level 2
Borrowings	—	—	50,419	50,419	Level 2

16

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

11.	Share capital
(a)	Loss per share
	Three months ended March 31
	2020	2019
Loss attributable to equity owners	$(40,464)	$(48,026)
Weighted average number of shares (000's)	311,948	200,690
Loss per share ‒ basic	$(0.13)	$(0.24)

	Three months ended March 31
	2020	2019
Adjusted loss attributable to equity owners	$(40,464)	$(48,026)

Weighted average number of shares (000's)	311,948	200,690
Incremental shares from options	—	—
Incremental shares from warrants	—	—
Incremental shares from RSUs and DSUs	—	—
Weighted average diluted number of shares (000's)	311,948	200,690

Loss per share ‒ diluted	$(0.13)	$(0.24)

Anti-dilutive share purchase options and warrants have not been included in the diluted earnings per share calculation.

17

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

12.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by primary geographical market and major products.

	Three months ended March 31
	2020			2019
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$37,996	$4,187	$42,183	$6,880	$3,712	$10,592
Silver	56	5,824	5,880	—	4,543	4,543
Lead	—	688	688	—	784	784
Zinc	—	1,059	1,059	—	1,468	1,468
Ore processing revenue	—	34	34	—	—	—
Smelting and refining charges	(18)	(1,265)	(1,283)	(14)	(706)	(720)
Revenue from contracts with customers	$38,034	$10,527	$48,561	$6,866	$9,801	$16,667
Changes in fair value from provisional pricing	—	(511)	(511)	—	27	27
Total revenue	$38,034	$10,016	$48,050	$6,866	$9,828	$16,694

The amount of revenue recognized in the three months ended March 31, 2020 from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods was a reduction of revenue of $214. At March 31, 2020, the Company had $4,847 in revenue subject to provisional pricing in relation to the sale of concentrates.

13.	Impairment of goodwill

During the three months ended March 31, 2019, the Company recorded an impairment of goodwill of $38,682 that arose on the acquisition of Beadell Resources Limited on March 5, 2019.

18

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

14.	Foreign exchange loss

The following foreign exchange losses arise as a result of balances and transactions in the Company's subsidiaries that are denominated in currencies other than the functional currency of the particular subsidiary.

	Three months ended March 31
	2020	2019
Unrealized foreign exchange loss on non-BRL denominated borrowings in Brazil	$6,824	$—
Unrealized foreign exchange on advances to Brazil by Great Panther not considered to be permanent capital	5,848	—
Unrealized foreign exchange gain on remediation and reclamation obligation	(3,278)	—
Other unrealized foreign exchange losses	104	1,187
Realized foreign exchange losses	1,270	531
	$10,768	$1,718

15.	Commitments and contingencies
(a)	Commitments

As at March 31, 2020, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$39	$37	$2	$—	$—
Drilling services	730	730	—	—	—
Equipment purchases	1,380	1,380	—	—	—
Total commitments	$2,149	$2,147	$2	$—	$—

Pursuant to the acquisition of Coricancha on June 30, 2017, the vendor, Nyrstar N.V. (“Nyrstar”), agreed to maintain a remediation bond in the amount of $9,737 for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from this bond obligation.

(b)	Contingencies
(i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019 requesting additional technical information. From February to September 2019, the Company sought clarification from CONAGUA about their request for additional info. CONAGUA, due to organizational changes, was not able to meet with the Company and provide clarification until September 2019. The Company has compiled and prepared the detailed documentation requested by the authority and is ready to submit it as soon as the agencies re open after the COVID shutdown.

19

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC’s TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard. In the fourth quarter of 2019, the Company received the authorization to legally discharge wastewater from San Ignacio.

Amendment to Environmental Impact Statement related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

(ii)	Topia

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente ("PROFEPA"), and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, Topia has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2021 to complete this after being approved for an extension request from the previous deadline of January 2020. This compliance program includes remediation and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

On March 9, 2020, the Company announced it had ceased depositing tailings on its Topia mine Phase II tailings storage facility ("TSF") following the recommendation from the Company's independent tailings management and geotechnical consultants.  As noted in the Company's news release dated March 30, 2020, processing operations at Topia were scheduled to cease after April 2020, pending achievement of satisfactory mitigation measures for the Phase II TSF or completion of the permitting for the Phase III TSF. Phase III is above and adjacent to an existing TSF that has been closed for many years and will require remediation.  The Phase III permit is expected to provide several years of capacity for tailings from Topia,

During the current suspension of non-essential activities due to the COVID-19 outbreak, the Company is maintaining discussions with geotechnical and tailings management consultants regarding ongoing observations and assessments, while continuing to monitor conditions at the Phase II TSF.

20

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

(iii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000. Accordingly, a reimbursement right in the amount of $1,522 has been recorded in respect of the following fines or sanctions:

•	$1,345 for fines and sanctions which may be levied by OSINERGMIN. Also, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.
•	$177 for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $396 for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June 2017, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

(iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

As a result of the Acquisition, the Company has various litigation claims for a number of governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labour in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s attorneys, and no provision has been recognized.

21

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of March 31, 2020, the items for which a loss was probable related to the labour disputes, inclusive of any related interest, amounted to approximately $2,403, for which a provision was recognized.

In connection with the above proceedings, a total of $302 (December 31, 2019 - $389) of escrow cash deposits were made as at March 31, 2020 (note 4). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

Environmental damages - William Creek

In May 2009, The State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of the Zamin Amapá Mineração (“Zamin”) and Tucano. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered the Company to pay a fine of approximately $1,200 (BRL 6 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. The updated value with interest and inflation is approximately $5,200 (BRL 27 million). The Company is in the process of appealing and the likelihood of total loss is not considered probable based on legal advice received. However, an adjusted lower fine is considered probable and the Company has accrued the amount payable considered more likely than not in long-term other liabilities, representing the Company’s best estimate of the cost to settle the claim. The Company does not expect to make any payments during the year ended December 31, 2020.

Archeological sites damage

Amapá-MMX Iron Ore Project

In May 2016, The Brazilian Federal Public Prosecutor (“MPF”) filed a public civil action seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 19 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages according to the following parameters: (a) compensation of BRL 167 million for damages based on parameters of a report issued by the Federal Police; or (b) compensation of BRL 23.4 million; corresponding to the cost of the rescue archaeology actions that should have been carried out; or (c) the equivalent to the operating income of the defendants regarding the impacted archeological sites, from 2006 to November 2009; and (iii) compensation of BRL 10 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general. In March 2019, the Lower Court added Anglo Ferrous Brazil Participações and Anglo American Investimentos - Minério de Ferro Ltda (together, the “Anglo Group”) as defendants (as predecessors of Zamin), as requested by the MPF.

Amapari Project

In June 2016, the MPF filed a public civil action seeking compensation from Zamin, the State of Amapá, and Tucano for damages to 15 archaeological sites, as a result of activities in 2004-2010 at the Amapari Project. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages to be determined at the stage of liquidation of the award; and (iii) compensation of BRL 10 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general.

These claims against Tucano are being defended on the basis that (i) Tucano has no involvement in the Amapá-MMX Iron Ore Project and, therefore, should not have any liability for archaeological damages; (ii) the environmental licenses for the operation of the Amapari Gold Project have been duly obtained and all obligations have been fulfilled by Tucano; (iii) measures to protect the archaeological heritage were duly implemented; and (iv) there is no evidence of the damage. The likelihood of total loss is not considered probable. However, the likelihood of a partial loss with the imposition of some compensation obligations is considered probable, and, accordingly, the Company has accrued the amount payable considered more likely than not representing the Company’s best estimate of the cost to settle these claims. The Company expects any settlement to be in the form of community works or services to be undertaken over a period of 3 to 4 years.

22

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a federal court and is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit and that it is too early in the process to be able to determine the ultimate outcome.  This assessment will be reviewed after a decision is reached on whether an appeal will be admitted to Superior Labour Court.

23

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

16.	Related party transactions
(a)	Compensation of key management personnel

Key management personnel include the Company’s Directors, President and Chief Executive Officer, Chief Financial Officer, and vice presidents. Amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,447 to certain officers and management in the event of a change in control of the Company. Compensation to key management personnel consisted of the following:

	Three months ended March 31
	2020	2019
Salaries and benefits	$678	$386
Directors’ fees	95	76
Termination benefits	—	40
Share-based compensation	104	345
	$877	$847

Directors fees during the three months ended March 31, 2020 include $1 for special committee fees (three months ended March 31, 2019 - $nil).

17.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended March 31,
	2020	2019
Accretion	$837	$503
Interest income	(105)	(414)
Loss on disposal of fixed assets	—	4
	$732	$93
(b)	Non-cash investing and financing activities
	Three months ended March 31,
	2020	2019
Change in reclamation and remediation provision included within mineral properties and plant and equipment, exploration and evaluation assets	$502	$1,659
Change in lease liability related to right-of-use assets	43	1,233

24

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

18.	Operating segments

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the Tucano, the GMC, and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate, for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2020
External revenue	$—	$6,064	$3,951	$—	$—	$38,035	$48,050
Intersegment revenue	37,391	—	—	—	—	(37,391)	—
Amortization and depletion	7,212	349	668	49	—	65	8,343
Exploration and evaluation expenses	361	461	97	1,801	97	64	2,881
Non-cash change in reclamation and remediation provision	—	24	—	—	—	—	24
Care and maintenance costs	—	229	—	—	—	—	229
Interest income	1	—	—	—	—	104	105
Finance costs	485	—	—	—	—	303	788
Loss before income taxes	(11,453)	(280)	(988)	(1,804)	241	(26,212)	(40,496)
Income tax expense (recovery)	—	(26)	(14)	—	—	8	(32)
Net loss	(11,453)	(254)	(974)	(1,804)	241	(26,220)	(40,464)
Additions to non-current assets	16,031	621	936	(653)	—	43	16,978

As at March 31, 2020
Total assets	$145,399	$6,126	$13,782	$27,938	$2,127	$43,219	$238,591
Total liabilities	$90,938	$13,321	$2,349	$29,378	$1	$47,419	$183,406

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Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2020 and 2019 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2019
External revenue	$6,866	$5,157	$4,671	$—	$—	$—	$16,694
Amortization and depletion	1,070	299	540	27	1	61	1,998
Exploration and evaluation expenses	31	296	248	1,594	86	100	2,355
Non-cash change in reclamation and remediation provision	—	(19)	—	—	—	—	(19)
Care and maintenance costs	—	148	—	—	—	—	148
Impairment of goodwill	38,682	—	—	—	—	—	38,682
Interest income	1	—	—	—	—	413	414
Finance costs	433	—	—	1	—	—	434
Loss before income taxes	(41,297)	(961)	(132)	(1,733)	(305)	(3,356)	(47,784)
Income tax expense	—	(64)	(32)	—	—	(146)	(242)
Net loss	(41,297)	(1,025)	(164)	(1,733)	(305)	(3,502)	(48,026)
Additions to non-current assets	6,221	88	976	(2,480)	—	820	5,625

As at March 31, 2019
Total assets	$202,941	$8,060	$13,784	$28,551	$2,367	$42,777	$298,480
Total liabilities	$142,575	$5,297	$2,386	$27,059	$1	$5,238	$182,556

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